December 27, 2024

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
5 Ha-Tnufa St.
Yokne   am Illit, 2066736 Israel

       Re: Wearable Devices Ltd.
           Registration Statement on Form F-1
           Filed December 23, 2024
           File No. 333-284023
Dear Asher Dahan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology